SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 29, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Half-Year Financial Report — First Half 2010

Interim consolidated financial statements for the six months ended June 30, 2010

Key Financials

	2010	2009	+/-		2010	2009	+/-
(in EUR million)	H1	H1%			Q2	Q2%
Revenues	346.3	102.9	237%		191.8	56.7	238%
Gross profit	183.9	44.5	313%		105.9	23.5	351%
Gross margin	53%	43%	10	pp	55%	41%	14	pp
Operating result (EBIT)	106.9	12.3	769%		60.6	4.7	1189%
EBIT margin	31%	12%	19	pp	32%	8%	24	pp
Net result	74.1	8.8	742%		42.3	3.3	1182%
Net result margin	21%	9%	12	pp	22%	6%	16	pp
Net result per share - basic (EUR)	0.74	0.10	640%		0.42	0.04	950%
Net result per share - diluted (EUR)	0.73	0.10	630%		0.42	0.04	950%
Free cash flow*	79.4	18.4	331%		11.5	8.0	44%
Equipment order intake	343.9	89.1	286%		175.4	57.8	203%
Equipment order backlog (end of period)	250.0	109.4	129%		250.0	109.4	129%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data	H1/2010		H1/2009
Shares (XETRA) in EUR, ADS (NASDAQ) in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	19.73	23.83	8.76	12.36
Period High Price	28.75	38.56	8.98	12.43
Period Low Price	19.12	23.11	3.15	3.88
Number of shares issued (end of period)	101,071,374		91,357,552
Market capitalization (end of period), million EUR, million USD	1,994.1	2,408.5	800.3	1,129.2

Revenue Split

Table of Contents

Interim Management Report	3
1. Business Activity	3
2. Important Factors of the Reporting Period	4
3. Results of Operations	6
3.1. Development of Revenues	6
3.2. Development of Results	7
3.3. Development of Orders	8
4. Financial Position and Net Assets	10
5. Opportunities and Risks	11
6. Outlook	13
Interim Financial Statements	14
1. Consolidated Income Statement	14
2. Consolidated Statement of other Comprehensive Income	14
3. Consolidated Statement of Financial Position	15
4. Consolidated Statement of Cash Flows	16
5. Consolidated Statement of Changes in Equity	17
Additional Disclosures	18
1. Accounting Policies	18
2. Segment Reporting	18
3. Stock Option Plans	18
4. Employees	19
5. Management	19
6. Related Party Transactions	19
7. Post-Balance Sheet Date Events	19
Responsibility Statement	20

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

The interim financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for Research and Development (R&D) use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or Hydride Vapor Phase Epitaxy (HVPE) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (PVPD) or Organic Vapor Phase Deposition (OVPD®) or large area deposition for Organic Light Emitting Diodes (OLED) applications or Plasma Enhanced Chemical Vapor Phase Deposition (PECVD) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires).

AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (CVD), Atomic Vapor Deposition (AVD®) and Atomic Layer Deposition (ALD).

2. Important Factors of the Reporting Period

US Dollar/Euro currency development

•             The US Dollar had started the year 2010 with an exchange rate of USD 1.43 against the Euro, but by the end of the first quarter it had strengthened to 1.35 USD/EUR. During the second quarter of 2010, the US Dollar continued to strengthen against the Euro. Despite the European bailout package agreed by the European governments and the International Monetary Fund on May 9, 2010, the Euro remained under pressure, arising from continued tensions and uncertainties about the savings plans and the future debt financing and redemption capabilities of several Euro zone countries. At the beginning of June, the European currency fell briefly against the US Dollar to a low of 1.19 USD/EUR, but by June 30, 2010 the Euro had picked up again to 1.23 USD/EUR on the strength of an improving opinion on the viability of Greek and other Euro zone countries’ government savings and financing plans.

•             Over the whole reporting period, the US Dollar has strengthened by a total of 11% since the beginning of this year. The USD/EUR average exchange rate, AIXTRON used for the income and expenses of this period, was 1.40 USD/EUR in the first quarter and 1.31 USD/EUR in the second quarter of 2010. The strengthening of the US Dollar within the first half year has had a positive influence on AIXTRON’s first half 2010 revenues and profitability despite some offsetting effects on operating margin from currency hedging and translation expenses. In a year on year comparison, the average rate has not changed significantly from 1.33 USD/EUR to 1.35 USD/EUR for the first half of 2009 and 2010 respectively.

Sustained revenue growth with healthy profitability leverage

•             Supported by ongoing high system demand, mainly fuelled by HB LED backlighting and lighting applications, and positively influenced by the stronger US Dollar, Q2/2010 revenues increased by 24% over the first quarter to EUR 191.8m leading to cumulated H1/2010 revenues of EUR 346.3m. The quarterly gross margin significantly improved sequentially by 5 percentage points from 50% in Q1/2010 to 55% in Q2/2010. The operating result increased sequentially by 31% to EUR 60.6m in Q2/2010 to result in a two percentage points higher EBIT margin of 32%. Q2/2010 was the fifth sequential quarter of rising revenues and the fourth sequential quarter of rising EBIT performance.

•             In line with Management expectations, equipment orders continued to be recorded on a very high level (Q1/2010 EUR 168.5m; Q2/2010 EUR 175.4m). Approximately 8% of the LED system orders recorded in H1/2010 were for new generation systems announced in Q1/2010.

Steady progress with new generation product acceptance

•             With notable new generation system orders received during Q2 (e.g. Philips Lumileds, Tekcore, Silan) the market acceptance of the recently launched next generation MOCVD systems is progressing in line with expectations and we remain confident that the majority of the key customer qualification and revenue recognition processes will be complete late Q3/early Q4/2010.

•             The new systems could potentially more than double our customers’ productivity compared to the previous MOCVD generation. If customers opt for fully automated/clustered systems, they could potentially achieve further substantial cost of ownership improvements. We believe that these systems are very attractive for customers preparing for the early mass production of solid state lighting applications.

Building of new R&D facilities on schedule

•             The building activities for our new state-of-the-art R&D center remain on schedule so that we expect to see the first engineers moving into their offices by Q4 of this year and that Phase 1 will be complete by mid 2011. The building of this valuable resource supports our Company’s accelerated Research & Development strategy and increased focus on new product development.

•             In the currently very positive compound semiconductor market environment and with the imminent arrival of the highly attractive LED lighting opportunities ahead of us, we believe that focused and market-led R&D is a critical success factor in our objective to remain the recognized technology and market leader. Consequently, we are specifically increasing our R&D focus and investments for the arrival of a volume market for solid state lighting devices and other applications. We believe that our new R&D facilities will offer the optimum working conditions to address these opportunities.

Research project “Neuland” approved

•             The market for high frequency and high power applications of electronic semiconductor structures continues to exhibit healthy growth prospects. The principal aim of the publicly funded project “Neuland”, which was approved by the German Federal Ministry of Education and Research (BMBF) during Q2/2010, is to further develop the MOCVD technology for Gallium Nitride on Silicon deposition, focused on eventual mass production.

•             This proposed new reactor and process technology to be developed will be in line with our previously expressed conviction of the likely convergence of compound and silicon semiconductor technologies resulting in increased usage of MOCVD equipment for high power applications. On a device level, it will potentially enable a substantial increase in the energy efficiency of electronic devices contributing to the global focus on the search for energy savings improvements.

•             In the mid to long term, AIXTRON expects to benefit commercially and technically from the outcome of this project, through beneficial technology developments and lower cost of ownership enhancements that are expected to be realized and which can potentially be transferred to other AIXTRON products.

Conversion into European Company (SE)

*            The Executive Board and Supervisory Board of AIXTRON AG have proposed to convert the Company’s legal form from a German AG (Aktiengesellschaft) into a European SE (Societas Europaea) and to adopt the name AIXTRON SE. The AIXTRON shareholders have resolved upon the contemplated conversion of the legal form in the General Meeting on May 18, 2010.

*            Our plan to convert AIXTRON AG into an SE structure is motivated by the increasingly international nature of our business activities. We believe that the SE is a widely appreciated modern company structure best suited for a company active worldwide, residing in Europe.

3. Results of Operations

3.1. Development of Revenues

During the first six months of 2010, AIXTRON recorded revenues of EUR 346.3m, an increase of EUR 243.4m, or 237%, compared to EUR 102.9m in the same period last year. This year on year growth comparison figure is made more dramatic by the fact that the revenues in the first half of 2009 were dampened by the Q1/2009 revenue trough of the last investment cycle and the negative effects of the global recessionary conditions at that particular time. In addition to the significant, absolute sales volume effect, the revenue development in H1/2010 was also favorably influenced by the strengthening of the US Dollar during the first half of 2010. However, the half year period average internal booking rate was relatively stable in a year on year comparison (average exchange rate H1/2010: 1.35 USD/EUR; H1/2009: 1.33 USD/EUR).

The year on year increase in revenues was mainly due to the increase from semiconductor deposition equipment revenues (H1/2010: EUR 323.4m; H1/2009: EUR 92.9m). The equipment sold is predominantly used by customers for the production of LEDs, which in turn are primarily employed as backlighting devices in products such as TVs, monitors, laptops, netbooks, tablet PCs and emerging lighting applications. Total equipment sales generated 93% of total revenues in H1/2010 (90% in H1/2009).

The remaining revenues were generated by sales of spare parts and service and were 3pp lower relative to system revenues than in H1/2009 (10% compared to 7% in H1/2010).

	2010		2009
	H1		H1		+/-
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%
Revenues	346.3	100	102.9	100	243.4	237
Equipment revenues	323.4	93	92.9	90	230.5	248
Other revenues (service, spare parts, etc.)	22.9	7	10.0	10	12.9	129

A very high percentage, namely 94% of total revenues in H1/2010, were generated by sales to customers in Asia which is 18 percentage points higher than the 75% recorded in H1/2009, when the European revenue share was relatively high at 19% (compared to 3% in H1/2010). The high H1/2009 figure was specifically influenced by the Plastic Logic order revenue recorded in that period. An increasing share of revenues from Chinese end-customers also contributed to the high Asian revenue percentage in H1/2010. The remaining 3% of revenues in H1/2010 were generated in the USA (H1/2009: 6%).

	2010		2009
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	326.4	94	77.7	75	248.7	320
Europe	9.1	3	19.2	19	-10.1	-53
USA	10.8	3	6.0	6	4.8	80
Total	346.3	100	102.9	100	243.4	237

3.2. Development of Results

	2010		2009
	H1		H1		+/-
Cost Structure	m EUR	% Revenues	m EUR	% Revenues	m EUR	%
Cost of Sales	162.4	47	58.4	57	104.0	178
Gross profit	183.9	53	44.5	43	139.4	313
Operating Costs	77.0	22	32.2	31	44.8	139
Selling expenses	25.2	7	9.5	9	15.7	165
General and administration expenses	14.1	4	9.6	9	4.5	47
Research and development costs	21.7	6	16.9	16	4.8	28
Net other operating (income) and expenses	16.0	5	(3.8)	-4	19.8	-521

Cost of sales increased year on year, by 178%, from EUR 58.4m in H1/2009 to EUR 162.4m in H1/2010, while cost of sales relative to revenues, significantly improved by 10 percentage points to 47% from 57% in H1/2009. This year on year improvement was mainly due to the increasing sales volume effect and a more favorable product mix.

The Company’s gross profit increased by 313% year on year to EUR 183.9m in H1/2010 (H1/2009: EUR 44.5m), resulting in a 10 percentage points higher gross margin of 53%. Revenues increased by 237% and cost of sales by 178% over the same period of time.

Operating costs increased year on year by 139% to EUR 77.0m (H1/2009: EUR 32.1m). Operating costs relative to revenues were 22% in H1/2010, 9 percentage points lower than the 31% in H1/2009. This development was influenced by the following factors:

Selling expenses increased year on year (to a lesser extent than revenues), by 165% to EUR 25.2m (H1/2009: EUR 9.5m), mainly against a backdrop of higher warranty expenses in consequence of higher volume and sales commissions, which vary by territory, partially offset by more suppressed increases in discretionary expenses. Selling costs relative to revenues decreased year on year by 2 percentage points to 7%.

The year on year increase in general and administration expenses by 47% to EUR 14.1m in H1/2010 (H1/2009: EUR 9.6m) was principally due to profit-related variable administration expenses and investments in infrastructure and consultancy expenses. General and administration expenses, relative to revenues, significantly decreased from 9% in H1/2009 to only 4% in H1/2010, principally because of the higher sales volume effect.

Research and development costs increased by 28% year on year from the EUR 16.9m recorded in H1/2009 to EUR 21.7m in H1/2010, due to the increase in development activities, including; additional personnel, material expenses and depreciation. R&D costs decreased in relative terms from 16% of revenues in H1/2009 to 6% in H1/2010. However, AIXTRON’s R&D investment activities are expected to remain very strong in the years to come, especially with the increased development focus on the R&D center being built at the Company’s Herzogenrath/Aachen County premises. These accelerated R&D investments support the Company’s determination to remain a major player in markets judged by many to hold significant growth opportunities for many years to come.

	2010	2009	+/-
Key R&D Information	H1	H1%
R&D expenses (million EUR)	21.7	16.9	28%
R&D expenses, % of sales	6%	16%
R&D employees (period average)	231	199	16%
R&D employees, % of total headcount (period average)	31%	26%

Net other operating income and expenses in the first six months of 2010 resulted in an expense of EUR 16.0m, compared with EUR 3.8m of income in H1/2009.

Included in the other operating income recorded in H1/2009 were the one-off gains made from the sale of the Aachen office building of EUR 1.3m, a compensation payment for a cancelled order of EUR 2.5m and R&D grants of EUR 1.7m received during the period. This was partially offset by a net loss of EUR 3.8m in H1/2009 due to currency effects from the USD/EUR exchange rate movements.

In H1/2010, a currency expense of EUR 18.6m was incurred largely from EUR/USD hedging contracts, of which EUR 6.1m relates to hedges for future cash flows and EUR 6.6m to hedge contracts maturing during H1/2010. The largest part of the remaining currency expense was the translation expense from the balance sheet revaluation of advance payments from customers. The remainder relates to transactions and other translation differences, which do not involve hedge contracts. For the rest of the year, AIXTRON has hedged about 50% of future cash flows at an average USD/EUR exchange rate of no more than 1.40 USD/EUR.

The currency expense was partially offset by EUR 2.3m of R&D grants, received in H1/2010.

The operating result significantly increased by 769%, from EUR 12.3m in H1/2009 to EUR 106.9m in H1/2010 with a 19 percentage points higher EBIT margin of 31%. This encouraging development was principally due to the positive effects of the increase in revenue and the relatively lower costs as described above. At the same time, the relatively high currency expense in the reporting period had some negative effects on the operating result and margin.

Result before taxes increased by 746% from EUR 12.7m in H1/2009 to EUR 107.4m in H1/2010, including a net finance income of EUR 0.5m in H1/2010.

AIXTRON recorded a tax expense of EUR 33.3m in the first six months of 2010, at a stable effective tax rate of 31% (H1/2009: EUR 3.9m or 31% of the profit before taxes).

Net income was 742% up year on year from EUR 8.8m (9% of revenues) in H1/2009 to EUR 74.1m (21% of revenues) in H1/2010.

3.3. Development of Orders

	2010	2009
	H1	H1	+/-
Equipment Orders	m EUR	m EUR	m EUR	%
Equipment order intake	343.9	89.1	254.8	286
Equipment order backlog (end of period)	250.0	109.4	140.6	129

As with revenue development; equipment order intake was significantly increased in the first half of 2010. H1/2010 order intake was 286% up year on year at EUR 343.9m (H1/2009: EUR 89.1m). Q2/2010 order intake was recorded marginally above (+4%) the prior sequential quarter, maintaining the relatively high level of demand achieved in the prior two sequential quarters (Q4/2009: EUR 163.3m; Q1/2010: EUR 168.5m; Q2/2010: 175.4m). As a result; Q2/2010 is now the fifth quarter in a row in terms of sequentially rising order intake (and revenues).

As a matter of internal policy, order intake in US Dollars is recorded at the current budget exchange rate, which for 2010, has been previously set at USD 1.50/EUR.

The continuing positive market development for compound semiconductor equipment is primarily driven by the increased adoption of LED backlighting in TV and other display applications, representing what the industry has called the ‘Second LED Investment Cycle’.

However, included in more recent order intake, are an increasing number of orders linked to new lighting applications, which may denote the initial investment steps by customers towards an emerging lighting market which is being described by some observers as the ‘Third Investment Cycle’ for the LED industry. The AIXTRON Executive Board opinion is that current short term market activities and developments could potentially positively influence the timing of an emergence of a sustainable Solid State Lighting market.

The Company’s intention is to have developed the next generation AIXTRON system technology within the next three years, reflecting the Company’s assumptions on the imminent emergence of a meaningful and sustainable Solid State Lighting market.

The total equipment order backlog of EUR 250.0m at June 30, 2010 was 129% higher than at the same point in time in 2009 (June 30, 2009: EUR 109.4m).

As a matter of internal policy, AIXTRON records only systems as order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit, any specific shipment dependant documentation, and a system specific customer-confirmed delivery date.

Also as a matter of internal policy, US Dollar denominated order backlog is recorded at the current budget exchange rate, which for 2010, has been previously set at USD1.50/EUR.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of June 30, 2010 and December 31, 2009.

Cash and cash equivalents (including cash deposits with a maturity of more than three months, most of which is held in Euros), increased by 23% to EUR 371.2m (EUR 241.2m + EUR 130.0m cash deposits) as of June 30, 2010 compared to EUR 301.2m (EUR 211.2m + EUR 90.0m cash deposits) as of December 31, 2009.

The AIXTRON Group’s capital expenditures of the first half of 2010 amounted to EUR 15.4m (H1/2009: EUR 4.0m), the large majority of which was related to investments into the new R&D center and purchases of technical equipment (including testing and laboratory equipment).

The value of property, plant and equipment increased to EUR 48.6m as per June 30, 2010 (EUR 37.8m as of December 31, 2009), principally due to an increase in laboratory equipment (with depreciation partly offsetting investments in technical equipment) and the initial investments into the building of the new R&D center.

The increase in the value of goodwill from EUR 58.3m as per December 31, 2009 to EUR 67.0m as per June 30, 2010 resulted purely from currency translation adjustments. There were no additions or impairments in the first six months of 2010.

The value of other intangible assets decreased from EUR 7.8m as per December 31, 2009 to EUR 7.4m as per June 30, 2010 principally due to depreciation.

Inventories, including raw materials, work in progress and finished goods, increased from EUR 89.6m as of December 31, 2009 to EUR 131.0m as of June 30, 2010, in line with higher manufacturing volumes.

Trade receivables also significantly increased from EUR 49.3m as of December 31, 2009 to EUR 89.1m as of June 30, 2010, directly due to the increased business volume.

The equity ratio decreased to 63% as of June 30, 2010, from 72% as of December 31, 2009, principally due to higher business volume and a consequently higher balance sheet total.

Total shareholders’ equity increased to EUR 476.8m as of June 30, 2010 from EUR 413.5m chiefly due to higher retained earnings.

The increase of total current liabilities from EUR 157.4m as of December 31, 2009 to EUR 282.9m on June 20, 2010 was principally due to higher advance payments from customers and other accruals and provisions both in line with increased business volume.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities in the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing investment into capacity expansion for the production of LED backlighting for LCD screens (netbooks, tablets, laptops, monitors, TVs).

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights) or other applications.

•                  Increased adoption of LEDs for exterior, public, street and professional lighting.

Mid Term

•                  Increased adoption of LEDs for consumer and residential general lighting applications.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND, DRAM and PRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Progress in the convergence development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2009 and in the section “Risk Factors” in AIXTRON’s 2009 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 10, 2010. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

International Rectifier Corporation (I.R.), of El Segundo, California, USA filed a complaint on September 8, 2008 in the U.S. District Court for the Central District of California against seven of I.R.’s former employees, including I.R.’s founder and former CEO Alex Lidow, as well as five companies, including AIXTRON AG. I.R.’s complaint alleged that I.R.’s seven former employees misappropriated, divulged to a business named Efficient Power Conversion Corporation (EPCC) and illegally used trade secrets of I.R. relating to Gallium Nitride technology (GaN). I.R. also alleged that some of the companies, including AIXTRON aided the seven main defendants by providing additional information relevant to the technology at issue. In February 2009, the U.S. District Court dismissed the two U.S. federal claims in the case against the defendants and declined to exercise its discretionary jurisdiction over the remaining claims, which all arose under California law. Having had its lawsuit dismissed in the U.S. District Court, I.R. re-filed essentially the same lawsuit in California state court in March 2009 based on the California state claims alone, and alleged five causes of action against AIXTRON. After multiple rounds of motions to dismiss, I.R. dropped some of its claims against the defendants, and the California court dismissed additional claims. Two of I.R.’s claims, one for alleged misappropriation of trade secrets and one for alleged breach of contract, remain in the case against AIXTRON AG. The lawsuit seeks USD 61m in damages jointly and severally against all of the defendants, plus exemplary damages and attorneys’ fees and legal costs against AIXTRON AG, and punitive damages against other defendants. AIXTRON AG fully rejects the allegations contained in I.R.’s California lawsuit and is vigorously defending itself against the two remaining claims raised in I.R.’s California action against AIXTRON AG. Furthermore, AIXTRON AG filed an action in the Aachen Landgericht in Germany (case no. 41 O 121/08) for a negative declaratory judgment against I.R. with the aim of establishing in Germany, and in the U.S., that all allegations and claims that I.R. raised against AIXTRON AG are unfounded (the “German action”). In the German action, I.R. counterclaimed for injunctive relief and damages. On April 7, 2009, the Aachen Landgericht issued a judgment in favor of AIXTRON AG and against I.R. on all of AIXTRON AG’s claims and all of I.R.’s counterclaims in the German action. The time for I.R. to appeal from the judgment in the German action has expired, and the judgment in favor of AIXTRON AG and against I.R. in the German action is now final and res judicata. AIXTRON AG reserves the right to seek recovery from I.R. of any and all costs and damages that might result from I.R.’s unjustified allegations and the proceedings brought by I.R. against AIXTRON AG.

In conjunction with the substantial increase in demand for MOCVD systems over the last four quarters, some market commentators have publicly expressed their opinions that LEDs manufacturers may experience difficulties in maintaining a sufficient flow of raw materials to achieve their increased manufacturing output. Should this occur, customers could request that AIXTRON delay system shipments.

During the first six months of 2010, AIXTRON Management was not aware of any further significant additions or changes in the risks as described in the 2009 Annual Report/20-F-Report referred to above.

6. Outlook

It is already clear that 2010 will be another growth year with record manufacturing output levels for AIXTRON. The very solid order backlog of EUR 250.0m at the end of the first half year represents an excellent foundation for the Management’s expectation of revenue and profit growth in 2010.

We expect that about 90% of the period end backlog as per June 30, 2010, i.e. up to EUR 220m, will be converted into revenues by the end of the year 2010. We expect to record a further EUR 22m of spares and service revenue during 2010 and we expect to record a further EUR162m of new orders that can be converted into revenues within 2010.

Taking the above into account, and the recently positive USD/EUR exchange rate development, the Executive Board has decided to raise the 2010 full year guidance, to ca. EUR 750m revenue with an EBIT margin range of 33%.

Due to multiple emerging market applications for LED products, we also remain optimistic on the evident medium to long term trend. Both, market volume and the penetration rate of LEDs as backlighting units in products such as netbooks, tablets, laptops, monitors and TVs, are expected to continue to grow over the next years, and the adoption of LEDs for general lighting applications is expected to increase.

We will continue to closely watch the USD/EUR exchange rate and the potential effects on the Company’s revenues and profitability and will employ appropriate financial instruments to mitigate potential risk.

During the remaining six months of the year, we plan to continue to invest in laboratory equipment and to complete the roll out of the group-wide SAP Enterprise Software System. Investments in the building of the new R&D center at our premises in Herzogenrath/Aachen County are expected to reach EUR 15m by the end of the year.

We continue to believe that our Company has sufficient funds or instruments in place to ensure that the foreseeable needs of the business can be met.

As at June 30, 2010, we had no binding agreements for participation financing, company acquisitions or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement

	H1/2010	H1/2009
in EUR thousands	cum.	cum.	+/-	Q2/2010	Q2/2009	+/-

Revenues	346,349	102,921	243,428	191,844	56,701	135,143
Cost of sales	162,470	58,446	104,024	85,871	33,242	52,629
Gross profit	183,879	44,475	139,404	105,973	23,459	82,514

Selling expenses	25,157	9,527	15,630	13,319	4,892	8,427
General administration expenses	14,072	9,648	4,424	6,657	5,023	1,634
Research and development costs	21,720	16,905	4,815	10,917	8,055	2,862
Other operating income	2,679	8,125	-5,446	1,465	1,566	-101
Other operating expenses	18,694	4,240	14,454	15,987	2,348	13,639
Operating result	106,915	12,280	94,635	60,558	4,707	55,851

Finance Income	1,081	431	650	1,093	151	942
Finance Expense	577	3	574		3	-3
Net Finance Income	504	428	76	1,093	148	945
Result before taxes	107,419	12,708	94,711	61,651	4,855	56,796

Taxes on income	33,329	3,939	29,390	19,391	1,577	17,814
Profit/loss attributable to the equity holders of AIXTRON AG (after taxes)	74,090	8,769	65,321	42,260	3,278	38,982

Basic earnings per share (EUR)	0.74	0.10	0.64	0.42	0.04	0.38
Diluted earnings per share (EUR)	0.73	0.10	0.63	0.42	0.04	0.38

2. Consolidated Statement of other Comprehensive Income

in EUR thousands	H1/2010	H1/2009	+/-	Q2/2010	Q2/2009	+/-
Profit or Loss	74,090	8,769	65,321	42,260	3,278	38,982
			0			0
Losses/gains from derivative financial instruments before taxes	-17,625	3,096	-20,721	-12,018	2,631	-14,649
Deferred taxes	5,419	-762	6,181	3,435	-638	4,073
Currency translation adjustment	12,262	4,009	8,253	9,162	41	9,121
Other comprehensive income	56	6,343	-6,287	579	2,034	-1,455
Total comprehensive income attributable to equity holders of AIXTRON AG	74,146	15,112	59,034	42,839	5,312	37,527

3. Consolidated Statement of Financial Position

in EUR thousands	6/30/2010	12/31/2009	6/30/2009
Assets
Property, plant and equipment	48,637	37,758	32,768
Goodwill	66,981	58,275	59,117
Other intangible assets	7,352	7,766	8,767
Investment property	0	0	4,908
Other non-current assets	706	644	979
Deferred tax assets	29,001	13,869	2,812
Tax assets	373	373	2,529
Total non-current assets	153,050	118,685	111,880
Inventories	131,012	89,552	70,413
Trade receivables less allowance kEUR 766 (2009: kEUR 717; Q2 2009 kEUR 1,336)	89,080	49,265	25,970
Current tax assets	0	59	58
Other current assets	17,558	14,341	8,880
Other financial assets	130,000	90,000	10,000
Cash and cash equivalents	241,186	211,192	74,411
Total current assets	608,836	454,409	189,732
Total assets	761,886	573,094	301,612

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 99,992,449 (2009: 99,587,927; Q2 2009 90,193,339)	99,992	99,588	90,193
Additional paid-in capital	264,841	260,413	108,926
Retained earnings	125,434	67,092	31,095
Income and expenses recognised in equity	-13,508	-13,564	-7,412
Total shareholders’ equity	476,759	413,529	222,802
Provisions for pensions	1,158	1,064	1,005
Other non-current liabilities	81	70	67
Other non-current accruals and provisions	671	790	1,019
Deferred tax liabilities	303	275	0
Total non-current liabilities	2,213	2,199	2,091
Trade payables	32,979	21,419	20,257
Advance payments from customers	155,854	87,918	30,538
Other current accruals and provisions	61,076	28,666	17,130
Other current liabilities	3,446	2,265	1,050
Current tax liabilities	29,520	17,064	7,744
Deferred revenues	39	34	0
Total current liabilities	282,914	157,366	76,719
Total liabilities	285,127	159,565	78,810
Total liabilities and shareholders’ equity	761,886	573,094	301,612

4. Consolidated Statement of Cash Flows

in EUR thousands	H1/2010	H1/2009	+/-	Q2/2010	Q2/2009	+/-
Cash inflow from operating activities
Net income for the period (after taxes)	74,090	8,769	65,321	42,260	3,278	38,982
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	1,869	957	912	957	466	491
Depreciation and amortization expense	6,244	5,946	298	3,240	2,957	283
Net result from disposal of property, plant and equipment	1	-1,250	1,251	1	0	1
Deferred income taxes	-13,870	311	-14,181	-8,081	604	-8,685
Other non-cash expenses	0	469	-469	0	1,367	-1,367

Change in
Inventories	-38,361	7,869	-46,230	-26,025	625	-26,650
Trade receivables	-36,861	13,312	-50,173	-13,028	5,437	-18,465
Other assets	-14,796	2,722	-17,518	-7,590	-607	-6,983
Trade payables	9,092	881	8,211	-7,305	8,552	-15,857
Provisions and other liabilities	45,358	-2,988	48,346	26,394	50	26,344
Deferred revenues	0	-38	38	0	1	-1
Non-current liabilities	-4,324	-29	-4,295	-3,222	-3	-3,219
Advance payments from customers	66,342	-22,390	88,732	15,313	-13,623	28,936
Cash inflow from operating activities	94,784	14,541	80,243	22,914	9,104	13,810

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-14,425	-3,870	-10,555	-10,940	-929	-10,011
Capital expenditures in intangible assets	-1,016	-155	-861	-477	-138	-339
Proceeds from disposal of fixed assets	38	7,910	-7,872	38	0	38
Bank deposits with a maturity of more than 90 days	-40,000	-7,000	-33,000	-9,000	-5,000	-4,000
Cash inflow/outflow from investing activities	-55,403	-3,115	-52,288	-20,379	-6,067	-14,312

Cash inflow/outflow from financing activities
Dividend paid to shareholders	-15,748	-8,181	-7,567	-15,748	-8,181	-7,567
Proceeds from issue of equity shares	2,963	2,020	943	1,175	2,020	-845
Cash inflow/outflow from financing activities	-12,785	-6,161	-6,624	-14,573	-6,161	-8,412

Effect of changes in exchange rates on cash and cash equivalents	3,398	1,684	1,714	2,615	976	1,639
Net change in cash and cash equivalents	29,994	6,949	23,045	-9,423	-2,148	-7,275
Cash and cash equivalents at the beginning of the period	211,192	67,462	143,730	250,609	76,559	174,050
Cash and cash equivalents at the end of the period	241,186	74,411	166,775	241,186	74,411	166,775

Interest paid	121	73	48	1	32	-31
Interest received	812	417	395	698	149	549
Income taxes paid	28,878	2,003	26,875	689	931	-242
Income taxes received	76	0	76	0	0	0

5. Consolidated Statement of Changes in Equity

	Income and expense recognised directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Derivative financial	Retained Earnings/ Accumulated	Shareholders’ equity attributable to the owners of AIXTRON AG
	IFRS	capital	translation	instruments	deficit	Total
Balance at January 1, 2010	99,588	260,413	(12,449)	(1,115)	67,092	413,529
Dividends to shareholders					(15,748)	(15,748)
Share based payments		1,869				1,869
Issue of shares for options	404	2,559				2,963
Net income for the period					74,090	74,090
Other comprehensive income			12,262	(12,206)		56
Total comprehensive income			12,262	(12,206)	74,090	74,146
Balance at June 30, 2010	99,992	264,841	(187)	(13,321)	125,434	476,759

	Income and expense recognised directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Derivative financial	Retained Earnings/ Accumulated	Shareholders’ equity attributable to the owners of AIXTRON AG
	IFRS	capital	translation	instruments	deficit	Total
Balance at January 1, 2009	89,692	106,445	(13,755)	0	30,507	212,889
Dividends to shareholders					(8,181)	(8,181)
Share based payments		962				962
Issue of shares for options	501	1,519				2,020
Net income for the period					8,769	8,769
Other comprehensive income			4,009	2,334		6,343
Total comprehensive income			4,009	2,334	8,769	15,112
Balance at June 30, 2009	90,193	108,926	(9,746)	2,334	31,095	222,802

* rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

It was not audited according to § 317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2009.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan). There were no changes in the consolidated group of companies in comparison with December 31, 2009.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	H1/2010	326,410	9,169	10,770	346,349
	H1/2009	77,754	19,200	5,967	102,921
Segment assets (property, plant and equipment)	30/06/10	279	44,458	3,900	48,637
	30/06/09	183	28,625	3,960	32,768

3. Stock Option Plans

In the first half of 2010, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	30/06/10	Exercised	Expired/Forfeited	31/12/09
stock options	3,918,098	404,197	7,183	4,329,478
underlying shares	4,587,057	404,197	7,432	4,998,686

AIXTRON ADS	30/06/10	Exercised	Expired/Forfeited	31/12/09
stock options	6,610	325	0	6,935
underlying shares	6,610	325	0	6,935

4. Employees

The total number of full time equivalent employees rose from 622 on June 30, 2009 to 751 persons on June 30, 2010.

	2010		2009		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	144	19	107	17	37	35
Europe	504	67	409	66	95	23
USA	103	14	106	17	-3	-3
Total	751	100	622	100	129	21

	2010		2009		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales and Service	248	33	207	33	41	20
Research and Development	240	32	194	31	46	24
Manufacturing	173	23	127	21	46	36
Administration	90	12	94	15	-4	-4
Total	751	100	622	100	129	21

5. Management

As compared to December 31, 2009, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2010.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2010.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2010 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, July 2010

AIXTRON Aktiengesellschaft

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: July 29, 2010

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO